

Mail Stop 7010

August 26, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Ben Wang
Chief Financial Officer
New Oriental Energy & Chemical Corp.
Xicheng Industrial Zone of Luoshan
Xinyang, Henan Province 464200
People's Republic of China

>   RE: **Form 10-KSB for the fiscal year ended March 31, 2008**
>   **File No. 001-33470**

Dear Mr. Wang:

We have reviewed your response letter dated August 20, 2008 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED MARCH 31, 2008</u>

<u>General</u>

1. We note that you provided the three bullet pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated July 31, 2008. However, these acknowledgements need to be provided in writing by the company's management instead of by the company's law firm. Please provide the requested acknowledgements in writing from management with your next response letter.

Management's Discussion and Analysis or Plan of Operation

Results of Operation: Operating Expenses, page 19

2. We note your response to comment 5 from our letter dated July 31, 2008. Please
consider revising the second sentence of your proposed changes to future filing
discussions of operating cash flow line items to exclude the reference to net income
adjusted for non-cash expenses. This type of measure would be considered a non-
GAAP measure. If you choose to retain this measure in your future filing disclosures,
please show us how you will also revise your future filings to include all of the
necessary non-GAAP disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-3

3. In future filings, please change your subtotal titled "income from operations before
taxes" to "income from continuing operations before taxes". Please make this change
on page F-3, elsewhere throughout this filing and to your future interim filings where
appropriate.

4. We note your response to comment 8 from our letter dated July 31, 2008. Please
confirm that you will revise future filings to appropriately classify gains (losses) on
the disposal of fixed assets within income from operations as required by paragraph
45 of SFAS 144.

Consolidated Statements of Cash Flows, page F-6

5. We note your response to comment 10 from our letter dated July 31, 2008. Please tell
us whether the line item "deposits for land use rights" of $956,363 included within
cash flows from investing activities for the year ended March 31, 2008 incorporates
cash inflows of $677,817 as a result of the reclassification of notes receivable. If
your cash flows from investing activities do not include cash inflows associated with
the reclassification, show us how you will revise your future filings to include the
disclosures required by paragraph 32 of SFAS 95.

Exhibits 31.1 and 31.2

6. We note your response to comment 12 from our letter dated July 31, 2008. Please proceed with the filing of your Form 10-KSB/A in the manner described in your response, ensuring that your amended certifications are currently dated. Please also ensure that these revised certifications refer to the Form 10-KSB/A, rather than the Form 10-KSB.

<p style="text-align:center">*   *   *   *</p>

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief